DOMINION ENERGY SOUTH CAROLINA, INC.

400 Otarre Parkway

Cayce, South Carolina 29033

January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Officer of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Dominion Energy South Carolina, Inc.

Registration Statement on Form S-3, File No. 333-252048

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dominion Energy South Carolina, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. on February 3, 2021, or as soon thereafter as is practicable.

Very truly yours,

DOMINION ENERGY SOUTH CAROLINA, INC.

By:	/s/ Carlos M. Brown
Name:	Carlos M. Brown
Title:	Senior Vice President, General Counsel and
Chief Compliance Officer

cc:	Katherine K. DeLuca, Esq.

Hannah T. Frank, Esq.